

In Pursuit of Maximizing Shareholder Value

September 2016

www.SaveFarmerBros.com

Table of Contents

- Executive Summary

- Poor Track Record of Value Creation and Operating Performance

- Poor Capital Allocation Decisions

- The Board's Questionable Corporate Governance

- We Do Not Believe the Board Is Capable of Maximizing the Value of Your Investment

- Our Highly Qualified Director Nominees

- Appendix





Executive Summary

About Save Farmer Bros.

- Save Farmer Bros. is a shareholder group led by Carol Farmer Waite and certain other members of the founding family, which is the largest shareholder of Farmer Bros. Co. ("Farmer Bros." or the "Company")

- Farmer Bros. is a business that we care deeply about, but it is a business that, we believe, has lost its way under its current leadership

- Make no mistake about it, the interests of the Farmer family members who comprise the Save Farmer Bros. group are fully aligned with the interests of all Farmer Bros. shareholders

- Our goals are to restore profitable growth, restore a positive corporate culture, link executive pay with performance, avoid the loss of key talent and improve accountability to shareholders through implementing best practices in corporate governance

- We believe these are improvements that, if implemented, would benefit all shareholders

- ***Additionally, Save Farmer Bros. is open to the Company exploring <u>all</u> reasonable options available to maximize shareholder value***



The Farmer Bros. Story

- Farmer Bros. was established by Roy E. Farmer in 1912 to brew and distribute coffee to homes and businesses in the Los Angeles area

- In 1920, Frank Farmer, Roy's brother, became a partner in the Company

- During the 1920's, Roy and Frank grew the Company to expand to San Diego and the Bay Area

- Despite Frank's passing in 1934, the Company thrived during the Great Depression as it expanded outside of California and began manufacturing its brewing equipment in-house

- In 1951, Roy passed away and his son, Roy F. Farmer, took over as CEO and soon took the Company public

- As a public company, Farmer Bros.' growth skyrocketed as it expanded into new geographies and additional product areas

- In 2003, Roy F. handed the reins of the Company over to his son Roy E. Farmer

- Unfortunately, Roy F. passed away in 2004 and Roy E. passed away in 2005



Farmer Bros.' Sudden Decline

- In 2005, with the passing of Roy E., the Company was led for the first time by someone outside of the Farmer family

- During this period the Company struggled to be profitable

- These struggles were compounded by the 2008 financial crisis which eventually led the Company to suspend dividend payments in 2011

- We believe this suspension of dividends was a factor in the Company's largest institutional shareholder selling nearly all of its shares in 2012, resulting in a steep drop in Farmer Bros.' stock price

- In 2012, Mike Keown was named CEO of the Company six months after Farmer Bros.' stock price had stabilized and began its march higher

- Initially, Save Farmer Bros. was supportive of management; however, it became apparent in short order that the Board of Directors of Farmer Bros. (the "Board") and management had little interest in engaging with shareholders to listen to their concerns

- In April 2015, management announced that the Company was moving its headquarters from Torrance, California to Northlake, Texas, a decision which has resulted in approximately 300 California-based employees losing their livelihood with seemingly no opportunity



Situation Overview

- In August 2015, Ms. Waite wrote a letter to the Board describing her concerns regarding the direction of the Company, as well as its current reputation
  - Ms. Waite was not provided with any answers or resolutions to her concerns by the Board
- Therefore, in October 2015, Ms. Waite wrote another letter in hopes of alerting the Board into action
  - Unfortunately, again, her concerns were not addressed
- Even though it was becoming clear to her that the Board did not respect the severity of her concerns, Ms. Waite attended the Company's 2015 Annual Meeting of Shareholders ("2015 Annual Meeting") in Fort Worth, Texas in hopes that her questions and concerns would be addressed
  - Unfortunately, even her most important concern, what the Company is doing to maximize shareholder value, was left unaddressed
- Soon after the 2015 Annual Meeting in December 2015, Ms. Waite requested that the Company provide her with a transcript of the question and answer session
  - After being forced by the Company to resort to using legal channels, she eventually received the transcript seven months after her initial request
- No longer willing to stand idly by as Farmer Bros. was being mismanaged, Ms. Waite joined several founding family members in forming Save Farmer Bros. and issued an open letter to the Board in August 2016 which publicly voiced the group's concerns
  - We note that Farmer Bros.' share price has appreciated 17.4% since this letter went public
- On September 2, 2016, Save Farmer Bros. formally nominated three highly qualified director candidates for election to the Board at the 2016 Annual Meeting of Shareholders ("2016 Annual Meeting")



The Board Has Failed to Create Sustainable Shareholder Value



EV/EBITDA

- Management's Selected Peer Group Median
- Farmer Bros

LTM EBITDA: 15.7x / 12.0x

NTM EBITDA: 12.7x / 8.7x

FY 2017E EBITDA: 12.1x / 8.2x

Farmer Bros. is materially undervalued relative to management's selected peers

Source: Capital IQ
Note: As of unaffected share price date of August 26, 2016
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)



The Board's Poor Operating Performance



LTM Operating Margin

Company	Margin
Dunkin' Brands	45.5%
B&G Foods	21.0%
National Beverage	15.1%
Treehouse Foods	6.2%
Coffee Holding	5.2%
Farmer Bros	3.0%
SpartanNash	1.9%
Inventure Foods	0.7%

Farmer Bros. lags most of management's selected peers in operating margin



Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

8

Questionable Capital Allocation Decisions

- Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including:

  - ☒ Long haul fleet investments

  - ☒ Long haul fleet rebranding

  - ☒ Energy sustainability in Torrance

  - ☒ State of the art equipment in Torrance and Houston

- We also question what we believe were half-hearted efforts to increase revenues, including:

  - ☒ E-commerce

  - ☒ Opportunities/capabilities in spice

Making responsible capital allocation decisions should be one of the top priorities for the Board



The Company's Return on Invested Capital is Significantly Lower Than Its Cost of Capital



We believe the fact that the Company's return on capital is significantly lower than its cost of capital demonstrates the Board's poor capital allocation decisions



Source: Bloomberg

Questionable Corporate Governance

- We question the Board's corporate governance practices, including:
  - ☒ Limited shareholder board representation
  - ☒ Poor executive compensation practices, which is reflected in the Company's extremely poor "say-on-pay" results
  - ☒ Dramatically increasing director compensation

Most disturbingly, Mr. Keown claims to have hand-picked three out of seven directors,[1] which leads us to question the overall independence of the Board and its ability to hold senior management accountable



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing")

Which Directors Did Mr. Keown Personally Recruit?



Mike Keown
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University

Send Mike InMail

500+ connections

https://www.linkedin.com/in/mike-keown

Contact Info

3rd



President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Dramatically strengthened Board of Directors **recruiting 3 of 7 new Directors** all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

Director since 1980	Director since 2009	Director since 2011	Hired March 2012	Director since 2012	Director since 2013	Director since 2013
						
Guenter Berger	**Jeanne Farmer Grossman**	**Hamideh Assadi**	**Mike Keown**	**Randy Clark**	**Charles Marcy**	**Christopher Mottern**
Not Him!	**Not Her!**	**Not Her!**				



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)

We call on the Board to <u>immediately</u> form a special committee comprised of outside, non-employee directors to review strategic alternatives and to retain the services of an independent financial advisor to assist the special committee in this review

We believe it is necessary for the Board to report to shareholders the status of the special committee before the 2016 Annual Meeting to enable shareholders to gauge the veracity of this review

Our hope is that the Board will undertake a serious strategic alternatives review, however, it is our belief that a refreshment of the Board is the only way to ensure that <u>all</u> reasonable options for maximizing shareholder value are genuinely explored



Our Highly Qualified Director Nominees

- We have nominated three highly qualified candidates to stand for election to the Board at the 2016 Annual Meeting who will be committed to instituting governance best practices, restoring board independence, making pragmatic capital allocation decisions, growing revenue, improving margins and ***exploring <u>all</u> reasonable options available to maximize shareholder value***



Tom Mortensen



John Samore, Jr.



Jennifer Gonzalez Yousef

Our nominees will act completely independent of Save Farmer Bros. during their tenure on the Board





Poor Track Record of Value Creation and Operating Performance

Sustainable Shareholder Value
Has Not Been Created



EV/EBITDA

	LTM EBITDA	NTM EBITDA	FY 2017E EBITDA
Management's Selected Peer Group Median	15.7x	12.7x	12.1x
Farmer Bros	12.0x	8.7x	8.2x

Farmer Bros. is materially undervalued relative to management's selected peers

Source: Capital IQ
Note: As of unaffected share price date of August 26, 2016
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)



The Company's SG&A Spend is Not In Line With Management's Selected Peer Group

LTM SG&A Margin

Company	SG&A Margin
Coffee Holding	8.1%
B&G Foods	10.2%
Treehouse Foods	10.9%
Inventure Foods	12.2%
SpartanNash	12.6%
National Beverage	15.1%
Dunkin' Brands	29.6%
Farmer Bros	34.5%

Note these numbers <u>do not</u> include the massive restructuring charges that the Company has had in relation to the relocation of its corporate headquarters to Texas



Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

Corporate Overhead Has Ballooned Under Current Management



G&A expense and G&A margin have grown substantially under Mr. Keown

Source: Farmer Bros. Form 10-K filed September 14, 2016; Farmer Bros. Form 10-K filed September 14, 2015; Farmer Bros. Form 10-K filed September 16, 2014

Farmer Bros.' Operating Margin Lags Most of Management's Selected Peers

LTM Operating Margin

Company	Margin
Dunkin' Brands	45.5%
B&G Foods	21.0%
National Beverage	15.1%
Treehouse Foods	6.2%
Coffee Holding	5.2%
Farmer Bros	3.0%
SpartanNash	1.9%
Inventure Foods	0.7%

Even though management's disclosed operating margin lags most of management's selected peers, we believe that operating margin is even worse than 3.0%



Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

Operating Margin Has
Been Largely Flat

- By adjusting for only restructuring costs and asset sales, the Board and management present a narrative of growing operating income and operating margin

- The Company has been decreasing inventory and depreciation has been steadily falling, however, which makes management's operating income numbers look increasingly better even though it is not technically improving

- After making further adjustments for the LIFO impact on inventories and differences in depreciation, one will see that operating income and operating margin have been largely flat

	2014	2015	2016
Operating income	$ 8,916	$ 3,284	$ 8,179
Restructuring	-	10,432	16,533
Gain (loss) from asset sales	(3,814)	394	(8,405)
Subtotal operating income	$ 5,102	$ 14,110	$ 16,307
LIFO inventory reduction impact	-	(4,900)	(4,200)
Difference in depreciation	-	(3,155)	(6,560)
Adj. operating income	**$ 5,102**	**$ 6,055**	**$ 5,547**
Adj. operating margin	***1.0%***	***1.1%***	***1.0%***

The capital that the Board has invested has not translated into operating leverage



Source: Farmer Bros. Form 10-K filed September 14, 2016

Mr. Keown enjoys boasting about the Company's total shareholder return during his tenure as CEO[1]

We do not believe he is to credit for the Company's improved stock price performance during this time

Rather, we believe that most of the improvement has been due to the fact that Mr. Keown's tenure started from an artificially depressed baseline, as well as the significant boost to the stock price when an earnings restatement revealed that the earnings prior to his arrival were not as bad as previously reported[2]



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Drove 4X stock improvement in 48 months")
(2) Source: Farmer Bros. Form 8-K filed September 11, 2013

Total Shareholder Return Under Mr. Keown is Not What It Seems

Total Shareholder Return[1]

Current Management

Former Farmer Bros. Chairman & CEO Roy F. Farmer passes away

Farmer Bros. Chairman & CEO Roy E. Farmer passes away

During the first half of CY 2010 Franklin Mutual starts selling shares, disposing of 53,240 shares[1]

During CY 2011 Franklin Mutual steps up the pace of its selling, disposing of 207,001 shares[1]

-34.9%

Farmer Bros. announces it will restate earnings because of an error that caused the Company's net loss in FY 2011 and FY 2012 to be overstated by approximately $9 million each year[3]

13.8%

Farmer Bros. stock pivots after Franklin Mutual ceases selling during CQ4 2011[1], more than six months before current management takes over[2]

-80.0%

Farmer Bros. stock takes another negative turn during the first nine months of CY 2012 as Franklin Mutual disposes of 1,782,010 shares, leaving it with only 51,282 shares[1]

40% · 20% · 0% · -20% · -40% · -60% · -80% · -100%

Jan-04 · Jan-05 · Jan-06 · Jan-07 · Jan-08 · Jan-09 · Jan-10 · Jan-11 · Jan-12 · Jan-13 · Jan-14 · Jan-15 · Jan-16



(1) Source: Capital IQ; Note: Total shareholder return as of unaffected share price date of August 26, 2016
(2) Note: Farmer Bros.' price per share bottomed on September 14, 2011 at $4.60 per share
(3) Source: Farmer Bros. Form 8-K filed September 11, 2013

22



Poor Capital Allocation Decisions

Questionable Capital Allocation Decisions

- Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including:

  ☒ Long haul fleet investments

  ☒ Long haul fleet rebranding

  ☒ Energy sustainability in Torrance

  ☒ State of the art equipment in Torrance and Houston

- We also question what we believe were half-hearted efforts to increase revenues, including:

  ☒ E-commerce

  ☒ Opportunities/capabilities in spice

Making responsible capital allocation decisions should be one of the top priorities for the Board



"It was 3 a.m. on Feb. 5 and Mike Keown couldn't sleep. It was 'Tell Day,' the day that the president and CEO of Farmer Brothers would inform 350 employees that the 103-year-old coffee company – and most of their jobs – would leave Torrance, Calif., for another city in Texas or Oklahoma.

"So he went for a four-mile run....

"Farmer Brothers will bring about 30 executive and management jobs from California, but the remaining manufacturing and distribution positions will be hired in North Texas...."

Dallas Business Journal

Bill Hethcock, "Take a coffee break and go inside Farmer Brothers' move to North Texas", July 24, 2015



Corporate Relocation

- In February 2015, the Company announced that it was moving its corporate headquarters from its longtime home in California to Texas[1]

- We believe there are several issues with the relocation

  - The decision appears to have been hastily made, and we question whether the Board thoroughly evaluated the decision

  - The initial estimated cost of the relocation has ballooned by tens of millions of dollars

  - Approximately 300 Torrance-based employees lost their livelihood with seemingly no opportunity



A look at Farmer Brothers' new $65M North Texas headquarters



"Upon completion of the new corporate facility at the end of 2016, Farmer Brothers plans to hire to fill the majority of the company's 350-job workforce."[1]



(1) Source: Bill Hethcock, "A look at Farmer Brothers' new $65M North Texas headquarters", Dallas Business Journal, August 10, 2015

26



"You don't know who heard what in the hallway. You're looking over your shoulder a little bit. You hope nobody spills the beans."

Mike Keown, Director & CEO

Bill Hethcock, "Take a coffee break and go inside Farmer Brothers' move to North Texas", Dallas Business Journal, July 24, 2015



Was the Corporate Relocation Thoroughly Assessed?

***When compared with other companies that have moved offices to the Dallas-Fort Worth region, was Farmer Bros. relocation of its <u>corporate headquarters</u> too quick?**[1]*

Move was from Dallas to Plano[1]

Company	Announcement	Expected Move In	Months
Farmer Bros. (Corporate HQ, Manufacturing and Distribution Center)	**February 2015**	**August 2016**	**19**
FedEx Office and Print Services	February 2014	October 2015	20
Fannie Mae (Regional HQ)	January 2016	Early 2018	24-30
Liberty Mutual (Regional HQ)	April 2015	Late 2017	27-33
JP Morgan Chase (Regional HQ)	January 2016	2018-2019	24-48
Toyota (North American HQ)	April 2014	Early 2017	30-36

"I'm... curious if the Board considered any other alternatives rather than spending that amount of capital on the new facility and a new corporate headquarters?"

Matthew Martinek, Reinhart Partners

Q2 2015 Earnings Call, February 5, 2015

We have our suspicions as to whether the corporate relocation was thoroughly thought out by the Board



(1) Source: "FedEx Office planning to relocate headquarters to Plano", Dallasnews.com, February 7, 2014; "JPMorgan Chase only the latest coming to Plano's Legacy West", Dallasnews.com, January 8, 2016; "FedEx Office CEO eyes future growth of Plano campus as 1,200 employees settle into new home", Dallas Business Journal, October 28, 2015

The Relocation Will Cost Investors Much More Than They Were Originally Led to Believe

	Original Plan[1]	Updated Plan
Torrance Closure Costs	$25 million	$31 million[2]
New Facility Costs	$35-$40 million	$55-$60 million[3]
New Capital Expenditures	$20-$25 million	$35-$39 million[3]

"The final budget reflects, among other things, an increase in facility size and scope of building design, including a larger warehouse and a larger manufacturing footprint; additional infrastructure and automation to support staged manufacturing and production line capacity allowing for future capacity growth; and certain other estimated landlord costs under the Lease Agreement."

Farmer Bros. Corporate Relocation Update[3]

These additional costs do not appear to have been offset by additional cost savings

Why were these additions not included in the original plan if the relocation was thoroughly planned out by the Board and management?



(1) Source: Farmer Bros. Form 8-K filed February 5, 2015
(2) Source: Farmer Bros. Form 8-K filed September 12, 2016
(3) Source: Farmer Bros. Form 8-K filed March 10, 2016

Certain Long-Term Strategic Investments Appear Shortsighted in the Wake of the Relocation

- ☒ Machinery Investment in Torrance Plant
- ☒ Modernizing Long Haul Fleet
- ☒ Rebranding Long Haul Fleet
- ☒ Investments in Torrance Electrical System

Machinery Investment in Torrance Plant

- Why did funds get utilized to invest in "state of the art" equipment in Torrance only to have the Company move to Texas shortly thereafter?

- Is the equipment going to be utilized in Texas?

2012[1]

2013[2]

The fact that these slides are a year apart and represent two fiscal years we believe shows that management is stale on their initiatives as the slides are eerily similar

(1) Source: Farmer Bros. Form 8-K filed December 12, 2012 (emphasis added)
(2) Source: Farmer Bros. Form 8-K filed December 11, 2013 (emphasis added)

Modernizing Long Haul Fleet

Why invest money in the Company's truck fleet for the long-term, if only to sell a few years later for short-term gains as it switched to third party logistics ("3PL")?



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Modernizing Trucks for the Long Haul

Imagine an aerodynamic tractor-trailer equippedwith the kind of side fairings seen on high-performance racecars. It's not the delivery truck of the future. It's the type of green innovation we're bringing to our fleet right now, in the form of sleek trailer skirts that reduce drag, improve gas mileage and result in 7% fuel savings per year.

We've made less visible improvements, too. Under the hood of every tractor, you'll find a Certified Clean Idle engine that virtually eliminates carbon exhaust. And to make truck idling a thing of the past, we've also installed hybrid electric-diesel Auxiliary Power Units (APUs) for our trucks' sleeper berths, so drivers can get a good night's rest without running their engines. These innovations lead to savings of approximately 50,000 gallons of fuel per year, which is equivalent to 96 vehicles, 1,075 oil barrels and 69 homes.

This focus on eco-friendly trucking has rubbed off on our drivers, too. They're committed to energy efficiency, and they're modeling this behavior for their peers. With their energetic participation, it's easier for a large company like ours to collectively do the right thing—and to green our fleet a whole lot faster.

"CapEx in fiscal 2014 included additional investments in our fleet…."

Mark Nelson, CFO

Q4 2014 Earnings Call, September 9, 2014



Save Farmer Bros.

Source: www.farmerbros.com/blog/case-studies/modernizing-trucks-long-haul/ (posted September 24, 2013)

Management Re-Branded the Company's Long Haul Fleet and Then Sold It Two Years Later

- Not only did management invest in upgrading the mechanics of the fleet, but they also re-branded it and then sold the long haul fleet two years later



"In December 2015, the Company announced its plans to replace its long-haul fleet operations with third party logistics ('3PL') and a vendor managed inventory initiative. The first phase of the 3PL program began in January 2016 and is expected to be fully implemented by the end of the fourth quarter of fiscal 2016."

Farmer Bros. Form 10-Q filed February 9, 2016

"Unified brand: We have further developed and strengthened a unified corporate identity for our branded business nationwide that is reflected in... many of our fleet vehicles...."

Farmer Bros. Form 10-K filed October 9, 2013

March 23, 2012

Mike Keown named CEO of Farmer Bros.

2012   **2013**   **2014**   **2015**   **2016**

"Unified brand: We have developed a unified corporate identity for our business nationwide that is reflected in... many of our fleet vehicles...."

Farmer Bros. Form 10-K filed September 10, 2012

"Unified brand: In fiscal 2013, we further developed and strengthened a unified corporate identity for our branded business nationwide that is reflected... many of our fleet vehicles...."

Farmer Bros. Form 10-K filed September 16, 2014

Was the Cost of the Installation of Light Bulbs and an Equalizer Recouped Prior to the Relocation?

2013 Sustainability Key Accomplishments

- Published first sustainability report for calendar year 2012 and updated content on website with sustainability case study carousel.

- Revised corporate stewardship policy to support supply chain stability with a focus on food security in partnership with World Coffee Research, Mercy Corps, Feeding America, Coffee Kids, and Ronald McDonald House Charities.

- Launched new recycling/composting program in Torrance, Houston, Portland, Oklahoma City, Northlake and Phoenix, including recycling all packaging waste from roasteries.

- In Torrance, replaced 2,260 light bulbs and submitted order for equalizer to reduce harmonic pollution—estimated to reduce energy usage by ~4% or $70,000, annually.

- Received national recognition in the areas of Community Impact, Economics, and Waste.

Farmer Brothers

42

Did the $70,000 in annual savings ever materialize or was the entire project a misuse of shareholder equity if a relocation was on the table?



Source: Farmer Bros. Form 8-K filed December 11, 2013

34

These Cost Saving Initiatives Do Not Require Relocating an Entire Company to Another State

☒ **Replacement of Fleet with Third Party Logistics**

☒ **Vendor Managed Inventory Initiatives**

☒ **Disposal of Former Spice Business**

These costs savings initiatives have been consistently coupled with the cost savings of relocating the Company's headquarters from California to Texas



Capability or Not?
Spice Sold in 2015

*"About 70% of our portfolio is in coffee, but **we've got nice capabilities in spice**...."*

Mike Keown, Director & CEO
2012 Annual Meeting, December 6, 2012 (emphasis added)[1]

*"Our major emphasis is on coffee, but **we also believe we have opportunity in spice**, in tea, and so forth.... Why can't we sell them spices?"*

Mike Keown, Director & CEO
2013 Annual Meeting, December 5, 2013 (emphasis added)[2]

*"**[W]e've got a considerable business in spice** and some other items as well."*

Mike Keown, Director & CEO
2014 Annual Meeting, December 4, 2014 (emphasis added)[3]

*"**Spice is a funky product to make** and to do something with it, allergen issues, and so forth, and whether to incorporate spice production, the design changes and substantial additional cost to what was intended to be, first and foremost, a coffee facility...."*

Mike Keown, Director & CEO
2015 Annual Meeting, December 3, 2015 (emphasis added)[4]



(1) Source: Farmer Bros. Form 8-K filed December 12, 2012
(2) Source: Farmer Bros. Form 8-K filed December 11, 2013
(3) Source: Farmer Bros. Form 8-K filed December 10, 2014
(4) Source: Farmer Bros. Form 8-K filed December 9, 2015

E-Commerce – To Exist or Not to Exist?

- For several quarters management has been touting the Company's dive into e-commerce as a strategic objective

  - We believe, investor questions are consistently darted on investor calls and no indication of any added value or profit has occurred in this sector

  - A visit to the e-commerce site reveals a dated user interface and a disappointing 22 SKU's[1] – which seem to be a random selection of coffee products

- For the past five years, e-commerce in the U.S., broadly, has grown at an 11.8% compound annual growth rate[2]

  - Management's promises of utilizing e-commerce to service customers seem to have all but vanished



(1) Source: www.farmerbrotherscoffee.com
(2) Source: U.S. Department of Commerce Annual Retail Trade Report (March 7, 2016)

The Board's poor capital allocation decisions become readily apparent when comparing the Company's return on invested capital to its cost of capital



The Company's Return on Invested Capital is Significantly Lower Than Its Cost of Capital





Source: Bloomberg

A New Acquisition In the Middle of the Corporate Relocation

- On September 12, 2016, the Company announced that it had entered into a purchase agreement to acquire substantially all of the assets of China Mist Brands, Inc. ("China Mist") for $10.8 million, plus a performance-based payment of $0.5 million if certain sales levels are reached in the calendar years of 2017 or 2018[1]

  - The acquisition will be funded with cash on hand

  - The acquisition is expected to close in FQ2 2017

- We question the timing of this acquisition as management will be trying to integrate China Mist as the Company is in the midst of its relocation to Northlake, Texas, which is expected to be completed in FQ3 2017[1]



(1) Source: Farmer Bros. Form 8-K filed September 12, 2016

40



The Board's Questionable
Corporate Governance

"[W]e welcome your comments and your criticisms, preferably more comments...."

Mike Keown, Director & CEO

2012 Annual Meeting



Source: Farmer Bros. Form 8-K filed December 12, 2012

Director Qualifications as Defined by the Company

> *"Directors should possess the highest personal and professional ethics, integrity, and values and should be committed to **representing the long-term interests of the Company's stockholders**."*
>
> **Farmer Bros. Corporate Governance Guidelines**[1]

As the following slides will layout, we do not believe the Board is actually "representing the long-term interests" of shareholders



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015 (emphasis added)

43

Questionable Corporate Governance

- We question the Board's corporate governance practices, including:
  - ☒ Limited shareholder board representation
  - ☒ Poor executive compensation practices, which is reflected in the Company's extremely poor "say-on-pay" results
  - ☒ Dramatically increasing director compensation

Most disturbingly, Mr. Keown claims to have hand-picked three out of seven directors,[1] which leads us to question the overall independence of the Board and its ability to hold senior management accountable



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing")

Mr. Keown's Personal Recruitment of Three Directors Leads Us to Question the Independence of the Board



Mike Keown ^{3rd}
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous   WhiteWave Foods, Dean Foods, The Minute Maid Company
Education   Northwestern University

Send Mike InMail ▼

500+ connections

Contact Info

in https://www.linkedin.com/in/mike-keown

President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

Identifying director candidates is the job of the Nominating and Corporate Governance Committee, not the CEO![1]

We have to question the independence of three current directors who were personally recruited by the CEO!!



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)
(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2016

45

Which Directors Did Mr. Keown Personally Recruit?

Mike Keown
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current: Welch's, Farmer Brothers
Previous: WhiteWave Foods, Dean Foods, The Minute Maid Company
Education: Northwestern University

3rd

Send Mike InMail

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President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA



Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Dramatically strengthened Board of Directors, **recruiting 3 of 7 new Directors,** all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

Director since 1980	Director since 2009	Director since 2011	Hired March 2012	Director since 2012	Director since 2013	Director since 2013
						
Guenter Berger	**Jeanne Farmer Grossman**	**Hamideh Assadi**	**Mike Keown**	**Randy Clark**	**Charles Marcy**	**Christopher Mottern**
Not Him!	**Not Her!**	**Not Her!**				



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)

46

One Director Is No Longer Deemed Independent

In the Company's 2015 proxy statement, six of the Board's seven directors had independent status(1)

Director	Status
Hamideh Assadi	Independent(1)
Guenter W. Berger	Independent(2)
Randy E. Clark	Independent
Jeanne Farmer Grossman	Independent(3)
Michael H. Keown	Not Independent(4)
Charles F. Marcy	Independent(5)
Christopher P. Mottern	Independent

Yet, during the FY 2016 earnings call Mr. Keown stated that five directors are now deemed independent



"Six of our seven directors are outside, non-employee directors, five are independent...."

Mike Keown, Director & CEO
Farmer Bros. Q4 2016 Earnings Call, September 12, 2016 (emphasis added)

What has changed during the past 10 months?



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015

We Do Not Believe the Independent Directors Have Adequate Skin In the Game

- We believe there is a troubling misalignment of interests between the Board and shareholders

  - Outside of Jeanne Farmer Grossman, the independent directors own a mere 0.4% stake in the Company[1]

  - Accordingly, we believe there is clearly a lack of significant shareholder representation on the Board

  - We believe that shareholders, as the true owners of the Company, need to have a strong voice at the Board level

  - Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value

- It seems apparent to us that with so little "skin in the game" the Board does not have the same commitment to shareholder value as we do

  - We believe a culture focused on long-term value creation and shareholder accountability requires placing shareholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience

  - This requirement ensures the proper alignment of interests between the Board and shareholders



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015

We Do Not Believe the Board is Properly Aligning the Executive Compensation Program to Shareholder Demands

Shareholder response to "say-on-pay" advisory vote[1]

2011	2012	2013	2014	2015
88%	**63%**	**67%**	**68%**	**60%**

**Starting in 2012, "say-on-pay" results dropped to a level that should concern the Board, yet we believe very little, if anything, has been done to remedy those poor results which is apparent by the continued low approval of shareholders**

- As "say-on-pay" ratings decreased, compensation committee meetings increased, but year-over-year the voting results returned the same disapproving results

Farmer Bros. Annual Compensation Committee Meetings[2]



2010	2011	2012	2013	2014	2015
5	6	7	11	12	11

- The end result was more compensation to directors, but no improvement in a compensation plan that shareholders could embrace



(1) Source: Institutional Shareholder Services
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros.Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010

Has the poor "say-on-pay" results led the Board to alienate themselves from shareholders?



Executive Officer Base Salary



Name	FY 2012	FY 2013	FY 2014	FY 2015
Michael Keown, CEO	$475,000	$475,000	$475,000	$507,000
Mark Nelson, Former CFO		280,000	310,000	**320,000**
Isaac Johnston, CFO				**350,000**
Thomas Mattei, Legal Counsel				250,000
Mark Harding, Former SVP OPS	250,000	256,250	261,375	**261,375**
Barry Fischetto, SVP OPS				**300,000**
Tom Mortensen, Former SVP DSD Sales	250,000	256,250	265,000	**270,300**
Scott Bixby, SVP DSD Sales				**300,000**

Newer officers are compensated more than their predecessors despite having less tenure and the Company relocating to a lower cost of living area



Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013

Despite the Constant Realignment of Executive Compensation, the Approval Remains Low

Board Responses to Poor "Say-on-Pay" Results

"In light of this stockholder advisory vote, during fiscal 2013 the Compensation Committee evaluated the Company's executive compensation programs... which resulted in the proposed Amended Equity Plan... as well as certain adjustments to the Company's incentive compensation program under the Incentive Plan.... Such adjustments in the Company's executive compensation programs are expected to be implemented in fiscal 2014."

Farmer Bros. 2013 Proxy Statement[1]

"In light of the results of the most recent stockholder advisory vote to approve the compensation of our named executive officers for fiscal 2013, we have evaluated and revised our executive compensation programs."

Farmer Bros. 2014 Proxy Statement[2]

"In light of the results of the most recent stockholder advisory vote to approve the compensation of our named executive officers for fiscal 2014, we have <u>further</u> aligned executive compensation with performance."

Farmer Bros. 2015 Proxy Statement[3]

Shareholder response in "say-on-pay" advisory vote[4]

2011	2012	2013	2014	2015
88%	**63%**	**67%**	**68%**	**60%**



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2013
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2014
(3) Source: Farmer Bros. Form DEF 14A filed October 28, 2015 (emphasis added)
(4) Source: Institutional Shareholder Services

"[T]here are some concerns raised with respect to certain design aspects of the company's compensation program. First, discretionary bonuses were paid to NEOs under the company's corporate relocation plan.... In addition, questions remain over the rigor of the company's performance based equity, which may have lower performance requirements than those required under the company's STI program. These aspects warrant close monitoring by shareholders...."

Institutional Shareholder Services
November 11, 2015 Report on Farmer Bros.



Director Qualifications as Defined by the Company

> *"Directors should possess the **highest personal and professional ethics, integrity, and values** and should be committed to representing the long-term interests of the Company's stockholders."*
>
> **Farmer Bros. Corporate Governance Guidelines**[1]

As the following slides will layout, we believe there are significant questions as to whether the Board "posses the highest personal and professional ethics, integrity, and values"



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015 (emphasis added)

The Board Has Limited Its Transparency When It Comes to Bonus Triggers

2010
Threshold
Operating Cash Flow: $22.35 million
Net Sales: $463.0 million

2011
Threshold
Operating Cash Flow: $24.0 million

2012
Threshold
Operating Cash Flow: $16.0 million

2013
Threshold
Operating Cash Flow: $26.5 million

2014
Threshold
Modified Net Income and Modified Operating Cash Flow: $5.58 mm

2015
Threshold
Modified Net Income and Modified Operating Cash Flow: **Confidential** – Modified net income threshold not met, however, **the Board awarded management a discretionary "special payment" anyway**

2016
Threshold
Modified Net Income and Modified Operating Cash Flow: **Confidential** and threshold achievement required will be **reduced**

Does this move demonstrate the "highest personal and professional ethics, integrity, and values" or demonstrate a commitment to "representing the long-term interests" of shareholders on the part of the Board?



Save Farmer Bros.

Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010

Is this the Compensation Committee's motto?

"If at first you can't achieve a bonus in the previous fiscal year, don't work to beat it the next year, just reduce it to make it more achievable"



The Company's Compensation Peers Each Lay Out Their Targets in Full Transparency

Full Transparency	Confidential
B&G; The Boston Beer Company; Calavo; Cal-Maine Foods, Inc.; J&J Snack Foods Corp.; Lancaster Colony; Post; John B. Sanfilippo & Son, Inc.; Tootsie Roll Industries	Farmer Brothers





















Why is Farmer Bros. the outlier?



Save Farmer Bros.

Source: SEC filings

Note: Boulder Brands, Inc. omitted as it has been acquired by Pinnacle Foods Inc. and National Beverage Corp. omitted as its CEO is compensated by Corporate Management Advisors, Inc.

Why Was the Largest Shareholder on the Board Replaced as Comp Chair After Only Two Years?

We believe the removal of Jeanne Farmer Grossman, the Board's largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance

This view is supported by the fact that her replacement as Chair was one of Mr. Keown's personal recruits, Randy Clark



2012	2013	2014	2015
Thomas Maloof resigned as the Chair of the Compensation Committee	Jeanne Farmer Grossman appointed Chair of the Compensation Committee	Jeanne Farmer Grossman was Chair of the Compensation Committee	Randy Clark was Chair of the Compensation Committee

We do not believe it is simply a coincidence that following Ms. Grossman's removal as Chair, the Compensation Committee began keeping the bonus triggers confidential



Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012

Rewards Given to Management for Not Performing

- Management received a significant bonus which was **specifically created** for FY 2015 despite performance targets being unmet and performance being worse compared to FY 2014[1]

- The special bonus was created under the shroud of all the hard work that was done by management for the relocation efforts[1]

> *"Although no bonus was awarded to any executive officer or other employee under the Company's annual incentive compensation plans... in fiscal 2015, the Board of Directors elected to make a one-time discretionary cash payment ('Special Payment')... to executive officers.... The Special Payment was awarded in recognition of the contribution and work of Company employees generally toward the execution of the Corporate Relocation Plan."*
>
> **Farmer Bros. 2015 Proxy Statement**[1]

- We note that prior to Mr. Keown becoming CEO, the Board did not see it fit to award management a special bonus in FY 2011 when management did not meet performance targets[2]

When management could not perform to meet its bonus targets, we believe the Board simply created a bonus and then lowered the bonus threshold for FY 2016



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2011

Mr. Keown Given More Option Shares Than Policy Allows per Calendar Year

"On June 3, 2016, the Compensation Committee of the Board... determined that a portion of the non-qualified stock option granted to Michael H. Keown... on December 3, 2015... was invalid because such portion caused the total number of option shares granted to Mr. Keown in calendar year 2015 to exceed the limit of 75,000 shares that may be granted to a participant in a single calendar year under the [Company's LTIP] by 22,862 shares....

"In addition, on June 3, 2016, the Committee, in accordance with the provisions of the LTIP, granted Mr. Keown a non-qualified stock option to purchase 22,862 shares of the Company's common stock (the 'New Option')."

Farmer Bros. Form 8-K filed June 8, 2016

Did the Board notice this error on their own, or did a shareholder have to bring it to their attention?

In response to its limits to authorizing stock options, the Board merely created a "New Option" for Mr. Keown totaling 22,862 shares

Shouldn't the Board understand the Company's policies?



It Seems That the Board is Compensating Directors and Management at the Expense of Shareholders

The Board has recently given themselves raises, extra compensation and "created" special payments for management

Director Compensation[1]

	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Retainer	$30,000	$30,000	$30,000	$30,000	$30,000	**$37,000**
Stock Awards	7,380	3,962	39,996	29,997	30,000	30,000
Board Meetings	1,500	1,500	1,500	1,500	1,500	**2,000**
Chairman	-	-	-	-	-	**20,000**
Compensation Committee	2,500	2,500	2,500	2,500	2,500	2,500
Audit Committee	2,500	2,500	2,500	2,500	2,500	2,500
Search Committee	-	1,500	1,500	1,500	1,500	1,500
Nominating & Governance Committee	1,500	1,500	1,500	1,500	1,500	**2,500**
Audit Committee Chair	15,000	15,000	15,000	15,000	15,000	15,000
Nominating & Governance Committee Chair	-	-	-	-	-	**7,500**
Compensation Committee Chair	7,500	7,500	7,500	7,500	7,500	7,500



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010; Note: Bolded numbers indicate recent changes in director compensation

Self-Serving Board?

Director Compensation

	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Guenter Berger	$62,725	$55,766	$169,058	$76,030	**$78,561**	**$126,625**
Jeanne Farmer Grossman	34,880	71,342	118,996	95,997	**102,012**	**130,253**
Martin Lynch	65,622	66,814	122,496	91,747	23,000	
Thomas Maloof	84,622	87,314	32,500			
James McGarry	60,622	71,814	122,746	83,497		
John Merrell	92,122	99,314	148,996	33,750		
Carol Farmer Waite	12,621					
Hamideh Assadi			78,246	104,060	**110,057**	**127,625**
Randy Clark				75,497	**107,512**	**118,253**
Charles Marcy					**57,012**	**101,878**
Christopher Mottern					**72,012**	**141,253**

Do the recent and hefty compensation increases suggest a self-serving nature?



Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010
Note: FY 2014 compensation for Messrs. Marcy and Mottern are for two quarters of service on the Board



We Do Not Believe the Board Is Capable of Maximizing the Value of Your Investment

We Believe Mike Keown Is the Wrong Leader for Your Investment

- In addition to the poor corporate governance practices of the Board, we have significant concerns about Mr. Keown

- Merely examining his LinkedIn profile reveals an individual who is prone to self-promotion and exaggeration of his past accomplishments

  - Mr. Keown's profile reads like he is actively seeking employment, despite the fact that he is currently the Company's chief executive – can a CEO be focused on maximizing shareholder value if he is actively exploring other job opportunities?

  - He brags about delivering operating results and being a team builder – we question both of these claims

  - Additionally, Mr. Keown seems to have exaggerated his performance while CEO of Farmer Bros.

- Even more startling is the fact that Mr. Keown views his recruitment of three directors – Randy Clark, Charles Marcy and Christopher Mottern – as something that he takes "pride" in and as something he should boast about[1]

  - This fact demonstrates, we believe, a disregard for proper corporate governance best practices on the part of Mr. Keown as he is willing to broadcast his effective takeover of the Board for the whole world to see

  - **Can shareholders really expect the Board to properly oversee and hold management accountable when the CEO and his three hand-picked directors effectively control the Board?**



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Lastly, I pride myself on recruiting great Board Members with complimentary skill sets")

64

Is Mr. Keown Looking for Another Job?



Mike Keown 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous   WhiteWave Foods, Dean Foods, The Minute Maid Company
Education   Northwestern University

Send Mike InMail ▾

500+
connections

https://www.linkedin.com/in/mike-keown

Contact Info

In his LinkedIn summary, Mr. Keown seems to be promoting himself more than he's promoting Farmer Bros.

In fact, Farmer Bros. is not mentioned at all in his LinkedIn summary!

Does the Board have a succession plan in case Mr. Keown leaves?

Summary

SEASONED CEO

I am an experienced business leader and Board Director, with a 30-year record of business leadership and strong results. I have spent my career improving performance and growing sales at leading consumer packaged goods, food and beverage and food service companies.

SUCCESSFUL LEADER OF "TURNAROUNDS"

I am brought in to resurrect once strong companies and return them to growth. Companies in trouble need a leader with a sense of urgency, in-the-trenches experience and the ability to stay calm in the midst of chaos and pressure. I have become that leader.

I am able to quickly find the root cause of the problems, make the hard decisions, win over the various stakeholders, get the right people on the team, develop a coherent strategy and generate the necessary urgency amongst the team to execute.

CONSISTENT TRACK RECORD OF DELIVERING RESULTS

As you can see in my job history below, I have a consistent track record driving revenue and increasing profit in very competitive industries and product categories. Oftentimes, the first step is to reduce costs and develop a sustainable level of investment without compromising quality. Once the cost structure is in order, I turn my attention to winning new business, developing new customers and launching new products. Maintaining growth requires driving accountability across the organization and using metrics to assess progress.

BUILDING HIGH PERFORMANCE TEAMS

No one turns around a company or improves performance alone. I have been honored to work with some of the most talented and hardworking executives in my industry. Often, the first order of business is to build the optimal team. This requires removing, recruiting and developing the people who can help us accomplish our objectives. I am good at building morale and engagement of my team and use proven methods to align compensation models to performance. Lastly, I pride myself on recruiting great Board Members with complimentary skill sets.



Source: www.linkedin.com/in/mike-keown as of September 28, 2016

65

A Consistent Track Record of Delivering Results?



Mike Keown
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current: Welch's, Farmer Brothers
Previous: WhiteWave Foods, Dean Foods, The Minute Maid Company
Education: Northwestern University

Send Mike InMail

500+ connections

https://www.linkedin.com/in/mike-keown

Contact Info

CONSISTENT TRACK RECORD OF DELIVERING RESULTS

As you can see in my job history below, I have a consistent track record driving revenue and increasing profit in very competitive industries and product categories. Oftentimes, the first step is to reduce costs and develop a sustainable level of investment without compromising quality. Once the cost structure is in order, I turn my attention to winning new business, developing new customers and launching new products. Maintaining growth requires driving accountability across the organization and using metrics to assess progress.



WACC vs. ROIC



LTM SG&A Margin

Farmer Bros.' is a leader in bloated SG&A expense

Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added); Bloomberg; Capital IQ



A Team Builder?



Mike Keown
3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods
Current Welch's, Farmer Brothers
Previous WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University
Send Mike InMail
500+ connections
https://www.linkedin.com/in/mike-keown
Contact Info

BUILDING HIGH PERFORMANCE TEAMS

No one turns around a company or improves performance alone. I have been honored to work with some of the most talented and hardworking executives in my industry. Often, the first order of business is to build the optimal team. This requires removing, recruiting and developing the people who can help us accomplish our objectives. I am good at building morale and engagement of my team and use proven methods to align compensation models to performance. Lastly, I pride myself on recruiting great Board Members with complimentary skill sets.

Do the approximately 300 Torrance-based employees who lost their livelihood agree that Mr. Keown is "good at building morale"?



"You don't know who heard what in the hallway. You're looking over your shoulder a little bit. You hope nobody spills the beans."

Mike Keown, Director & CEO

Bill Hethcock, "Take a coffee break and go inside Farmer Brothers' move to North Texas", Dallas Business Journal, July 24, 2015

Was "removing" the Torrance-based employees necessary to build Mr. Keown's "optimal" team?

Is it the CEO's job to "recruit great Board members"?

If Mr. Keown recruits directors, is the Board truly independent of management?



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)

A Good Morale Builder?



Mike Keown
3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods
Current Welch's, Farmer Brothers
Previous WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University
Send Mike InMail
500+
connections
https://www.linkedin.com/in/mike-keown
Contact Info

BUILDING HIGH PERFORMANCE TEAMS

No one turns around a company or improves performance alone. I have been honored to work with some of the most talented and hardworking executives in my industry. Often, the first order of business is to build the optimal team. This requires removing, recruiting and developing the people who can help us accomplish our objectives. I am good at building morale and engagement of my team and use proven methods to align compensation models to performance. Lastly, I pride myself on recruiting great Board Members with complimentary skill sets.





glassdoor

Farmer Bros. Reviews
Updated September 16, 2016
42 reviews
Filter
Full-time
Part-time
2.8
Rating Trends
34%
Recommend to a friend
39%
Approve of CEO
Michael H. Keown
17 Ratings

According to Glassdoor employee reviews, morale doesn't appear to be very high at Farmer Bros. right now (see Appendix)



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added); www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm

What does Mr. Keown have to say about his tenure at Farmer Bros. in his LinkedIn profile?



Mr. Keown's Tenure at Farmer Bros. as Summed Up In His LinkedIn Profile



Mike Keown — 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current — Welch's, Farmer Brothers
Previous — WhiteWave Foods, Dean Foods, The Minute Maid Company
Education — Northwestern University

Send Mike InMail

500+ connections

https://www.linkedin.com/in/mike-keown

Contact Info

Did Mr. Keown actually drive "4x stock improvement in 48 months"?

Has the restructuring actually <u>realized</u> savings of $20 million?

Did Mr. Keown actually recruit three out of seven directors on the Board?

Was the last employee survey actually conducted in the last 12 months?

Did Mr. Keown actually implement the coffee hedging strategy?



President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

_____

- Drove 4X stock improvement in 48 months. Net income has improved from a loss of $52M the year prior to my arrival (FY11) to approximately $11m this year (FY15), with EBITDA margins improving to roughly 9%. The balance sheet is now very strong with no debt.

- Currently executing restructure of infrastructure and logistics with savings of approximately $20M and constructing an world class roasting facility and HQ in Fort Worth, Texas.

- Gained BOD alignment to other key turn around plans including: 1) branding and new product innovation plan; 2) restructuring of Senior Team; 3) overhaul of the performance management process to drive results and morale; and 4) development of a sustainability strategy which has won critical support from key customers like McDonald's and Target.

- Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

- Employee scores have doubled in key areas such as "we have a clear vision", "the company is on track", "morale", and "understand my role" in last 12-months.

- Implemented coffee hedging strategy which is lowering costs, improving predictability and solidified core key customer partnerships including Target, McDonalds, Einstein Bagels and Nordstrom's.

- Successfully extended all key union contracts below cost targets.



Source: www.linkedin.com/in/mike-keown as of September 28, 2016

Did Mr. Keown Exaggerate the Company's TSR During His Tenure at Farmer Bros.?



Mike Keown 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous   WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University

Send Mike InMail ▾   500+ connections

🔗 https://www.linkedin.com/in/mike-keown   Contact Info

President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA



Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Drove 4X stock improvement in 48 months. Net income has improved from a loss of $52M the year prior to my arrival (FY11) to approximately $11m this year (FY15), with EBITDA margins improving to roughly 9%. The balance sheet is now very strong with no debt.

If Mr. Keown actually "drove" Farmer Bros.' share price 4x in his first 48 months, then its price per share would have been $45.92 on March 23, 2016... it wasn't

Unfortunately for shareholders, Mr. Keown is exaggerating by 271.3%!

We also note that zero capital has been returned to shareholders during Mr. Keown's nearly five year tenure at Farmer Bros.



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added); Capital IQ
Note: Farmer Bros.' price per share on March 22, 2012 was $11.48 and on March 23, 2016 was $26.25

Did Mr. Keown Exaggerate the Realized Cost Savings of the Corporate Relocation?



Mike Keown `3rd`
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current — Welch's, Farmer Brothers
Previous — WhiteWave Foods, Dean Foods, The Minute Maid Company
Education — Northwestern University

`Send Mike InMail` ▾   **500+** connections

in https://www.linkedin.com/in/mike-keown   📇 Contact Info



President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

-Currently executing restructure of infrastructure and logistics with savings of approximately $20M and constructing an world class roasting facility and HQ in Fort Worth, Texas.

When the relocation was announced, the savings were expected to begin in the "latter half of fiscal 2016"[1]

During the FY 2016 earnings call, Mr. Keown admitted that the Company had not yet reached $20 million in annual cost savings[2]



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)
(1) Source: Farmer Bros. Form 8-K filed February 5, 2015
(2) Source: Farmer Bros. Q4 2016 Earnings Call held September 12, 2016

Did Mr. Keown Exaggerate Employee Morale Over the Last 12 Months?



Mike Keown   3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous   WhiteWave Foods, Dean Foods, The Minute Maid Company
Education   Northwestern University

[Send Mike InMail ▾]   500+ connections

https://www.linkedin.com/in/mike-keown   Contact Info

President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Employee scores have doubled in key areas such as "we have a clear vision", "the company is on track", "morale", and "understand my role" in last 12-months.

Was the last employee survey actually conducted within the last 12 months?

Or is Mr. Keown waiting for the last of the 300 Torrance-based employees to be "removed" before conducting an employee survey?



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)

Did Mr. Keown Exaggerate His Role in the Implementation of the Coffee Hedging Strategy?



Mike Keown 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current — Welch's, Farmer Brothers
Previous — WhiteWave Foods, Dean Foods, The Minute Maid Company
Education — Northwestern University

Send Mike InMail

500+ connections

Contact Info

https://www.linkedin.com/in/mike-keown

President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA



Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Implemented coffee hedging strategy which is lowering costs, improving predictability and solidified core key customer partnerships including Target, McDonalds, Einstein Bagels and Nordstrom's.

Did Mr. Keown implement the coffee hedging strategy, or was the coffee hedging strategy adopted by the Company well before he was named CEO?[1]



Source: www.linkedin.com/in/mike-keown as of September 28, 2016 (emphasis added)
(1) Note: Farmer Bros. Form 10-K filed September 13, 2006 ("From time to time the Company will hold a mix of futures contracts and options to help hedge against volatile green coffee price decreases")

We Are Left to Wonder What Else May Have Been Exaggerated in Mr. Keown's Past



Mike Keown 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous   WhiteWave Foods, Dean Foods, The Minute Maid Company
Education   Northwestern University

[Send Mike InMail ▾]   500+ connections

https://www.linkedin.com/in/mike-keown   📇 Contact Info

President - Coffee Creamers and Channels
WhiteWave Foods
2006 – March 2012 (6 years) | Broomfield, CO

WhiteWave Foods is a $2.7B consumer packaged goods company with leadership brands in organic dairy (Horizon), plant based beverages (Silk) and coffee creamers (International Delight and Land O Lakes)

—

- Delivered an average 9% sales growth and 15% profit growth with responsibilities for $1B P&L.

- Developed strategic plan using comprehensive consumer/channel and competitive analysis built on strong supply chain and procurement strategies. Innovation targeting premium coffee consumption occasions generating over $200MM in incremental sales within 24-months.

- Developed $75MM capital infrastructure plan and ensured successful implementation.

- Restructured business developing high performance team with the highest engagement scores across all business units in the company.

- Identified $25MM in cost savings in 2009 with full delivery of savings achieved in 2012.

- Drove green packaging strategy that delivered cost savings, removed 50MM lbs. of packaging from the infrastructure and improved the green house gas profile significantly.

- Led Food Service ($350MM sales) strategy and built out multifunctional team resulting in 15% of growth per annum. Led acquisition of Creamiser – the leader in food service bulk creaming.

SVP - Marketing, Sales and R&D
WhiteWave Foods
2004 – 2006 (2 years) | Broomfield, CO

- Served as key architect in the strategy development and integration of the three companies that became WhiteWave Foods (Dean National Brands, Horizon Organic, and Silk), representing $1B in sales at the time. WhiteWave has been among the most successful beverage companies since inception generating consistent growth of 10-15% in sales and profit.

- Delivered 15% sales growth and 25% profit growth as interim head of WhiteWave after all key members of the Senior Team transitioned out in the first quarter of 2005.

- Led integration of three legacy marketing and sales organizations. Retained key people and achieved key objectives despite distractions of the reorganization. Built previously non-existent capabilities and recruited key leaders for Marketing Research, Consumer Affairs, Creative Services, and Category Management.

- Key leader in divestiture of Marie's Dressing and Dean Dips. Exceeded financial objectives.

Brand Manager - Zest Soap
Procter & Gamble
1993 – 1995 (2 years) | Cincinnati, OH

Developed and oversaw the implementation of highly successful product business plans from which led Zest to a 10 year market share high with volume growth in 7% and profit growth of 50%

Brand Manager - Coast Soap
Procter & Gamble
1992 – 1993 (1 year) | Cincinnati, OH

Gained management agreement for a strategic shift in Coast's target audience and positioning that led to first volume growth in five years, of 7%, exceeding profit objectives by 34%.

Assistant Brand Manager - Secret and Sure Antiperspirant
Procter & Gamble
1989 – 1992 (3 years) | Cincinnati, OH

Gained management agreement for a strategic shift in Coast's target audience and positioning that led to first volume growth in five years, of 7%, exceeding profit objectives by 34%.

Sales Management - Beauty Care Division
Procter & Gamble
1984 – 1989 (5 years) | Cincinnati, OH

Held a number of assignments in Sales Management.

Member of the Board of Directors
Welch's
May 2015 – Present (1 year 4 months)
Audit Committee

VP & General Manager - Shelf Stable Division
The Minute Maid Company
1998 – 2002 (4 years) | Houston, TX

A leading juice company with sales of $2B as a division of Coca-Cola, a global leader in beverages with annual sales of $36B

—

- Led Minute Maid's refreshment and kid's business, with $600M in sales.

- Grew Minute Maid Lemonade to #1, increased volume 400% in four years developing a $1B platform for Coca-Cola. Implemented coordinated strategy with the Coca-Cola Bottlers to drive direct store distribution while maintaining a strong warehouse distribution presence.

- Negotiated 10-year extension of Bacardi license agreement, including U.S. and Latin America expansion of both Shelf Stable and Frozen mixers, resulting in significant profit improvement.

Marketing Director - Special Assignment Ultra Premium Wines
E&J Gallo Winery
1997 – 1998 (1 year) | Modesto, CA

Led development and execution of high end wine marketing plans.

Marketing Director - Beverage Wines
E&J Gallo Winery
1995 – 1997 (2 years) | Modesto, CA

Achieved profit growth of over 50% annually in an otherwise flat volume and share growth period.

Education

Northwestern University
BA, Economics
1980 – 1984
Activities and Societies: Cross Country and Track Letter Winner

President - Dean National Brand Group
Dean Foods
2003 – 2004 (1 year) | Dallas, TX



Source: www.linkedin.com/in/mike-keown as of September 28, 2016

We believe the experience of Messrs. Clark and Mottern may have also been exaggerated in the Company's filings



Has the Company Misstated the Qualifications and Experience of Messrs. Clark and Mottern?

The Company's most recent proxy statement discloses that Mr. Clark is a retired CPA and that Mr. Mottern, the Chairman of the Audit Committee, is currently a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 3, 2015

Randy E. Clark is a retired foodservice executive and CPA.

Mr. Mottern is a Certified Public Accountant.

As late as 2013, the Company's proxy disclosed that Mr. Clark was a current CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 5, 2013

Mr. Clark is a Certified Public Accountant.

What is the reality?



Mr. Clark "Retired" as a CPA in 1986



If Mr. Clark's license expired in 1986, then why did the Company's 2013 proxy claim that he was an active CPA?

NAME: **RANDY E CLARK**
STATE OF LICENSE: **WA**
LAST UPDATED: **2016-09-07**

	Mail
Address:	KENNEWICK, WA, US
License/Permit/Certificate Number:	05286
Registration Number:	
License/Permit/Certificate Status:	LAPSED
License/Certificate Status Details:	The credential has expired and has not been renewed. The individual cannot use the title or engage in the practice of public accounting until the credential is reinstated.
License Type:	CPA LICENSE
Basis for License:	EXAM
Basis for License Details:	Initial License. Applicants who have passed the Uniform CPA Exam for the State of WA or another jurisdiction and are not licensed to practice public accounting in any jurisdiction may apply for an Initial License in WA. Prior to 7/1/2001, WA also offered a Certificate. As of 7/1/2001, the WA Board no longer offers the Certificate. Applicants that currently hold a WA Certificate must apply for an Initial CPA License. The Certificate alone does not allow a person to practice public accounting in WA.
Issue Date:	1978-01-27
Expiration Date:	1986-06-30
Enforcement, Non-Compliance or Disciplinary Actions:	None Reported To This Site By The Board
CPA can practice public accounting?	N



Source: CPAVerify.org as of September 7, 2016 (emphasis added)

78

We Have Been Unable to Find Any Verification That Mr. Mottern Has Ever Been a CPA





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Did the Board ever bother to verify whether Mr. Mottern, the Chairman of the Audit Committee, is, or ever was, a CPA?

Source: CPAVerify.org as of September 28, 2016 (emphasis added); California Board of Accountancy; Connecticut Department of Consumer Protection, License Services Division; Delaware Division of Professional Regulation; Hawaii Department of Commerce & Consumer Affairs; Utah Division of Occupational and Professional Licensing; Wisconsin Department of Safety and Professional Services



We Were Surprised to Learn of the Arrest of Senior Vice President of Operations, Barry Fischetto



Shareholders and potential investors would not have difficulty coming across this mugshot when performing online due diligence on the Company[1]

- Barry Fischetto was hired by the Board in December 2014 to serve as the Company's Senior Vice President of Operations[2]

- While the Denton County District Attorney expunged Mr. Fischetto in May 2016, we were surprised to learn of his arrest for theft in Denton County in January 2016[3]

- Did the Board conduct its own investigation into this serious matter?

(1) Source: countyjail.com/criminal-records/barry-charles-fischetto-14031890
(2) Source: Farmer Bros. Form 8-K filed December 5, 2014
(3) Source: Denton County Sheriff's Office Arrest Report (January 18, 2016)



Our Highly Qualified Director Nominees

We call on the Board to <u>immediately</u> form a special committee comprised of outside, non-employee directors to review strategic alternatives and to retain the services of an independent financial advisor to assist the special committee in this review

We believe it is necessary for the Board to report to shareholders the status of the special committee before the 2016 Annual Meeting to enable shareholders to gauge the veracity of this review

Our hope is that the Board will undertake a serious strategic alternatives review, however, it is our belief that a refreshment of the Board is the only way to ensure that <u>all</u> reasonable options for maximizing shareholder value are genuinely explored



Our Highly Qualified Director Nominees

- We have nominated three highly qualified candidates to stand for election to the Board at the 2016 Annual Meeting who will be committed to instituting governance best practices, restoring board independence, making pragmatic capital allocation decisions, growing revenue, improving margins and ***exploring <u>all</u> reasonable options available to maximize shareholder value***







Tom Mortensen

John Samore, Jr.

Jennifer Gonzalez Yousef

Our nominees will act completely independent of Save Farmer Bros. during their tenure on the Board



Tom Mortensen – Improving Operating Leverage



Experience

- Held numerous positions during his 35 year career at Farmer Bros.

- Executive officer at Farmer Bros. from 2012 through 2015

Mr. Mortensen will bring to the Board his extensive knowledge of coffee, tea and culinary product sales and distribution, deep institutional knowledge of Farmer Bros., long term interest in the success of the Company and process improvement

"Slim operating margins has substantially affected the bottom line of Farmer Bros. A significant contributing factor to low margins has been the Company's bloated G&A expenses. Merely getting the Company's corporate costs under control has the potential to create significant shareholder value. The first place to start is to re-evaluate compensation in the C-Suite."

Tom Mortensen, Save Farmer Bros. Nominee



"Tom is an extraordinary leader and embodies Farmer Brothers' passion for service and dedication to each of our customers. I am looking forward to his leadership of the route sales organization, which is the backbone of the Company."

Mike Keown, Director & CEO

Farmer Bros. Form 8-K filed April 3, 2012



John Samore, Jr. – Improving Capital Allocation



Experience

- Currently serves as an independent strategic business consultant and as an independent tax consultant

- Retired Tax Partner at Arthur Andersen LLP

- Former Director of Farmer Bros.

- Certified Public Accountant in California

Mr. Samore will bring to the Board his extensive knowledge of business strategy, accounting and taxation, quality and risk management, previous Farmer Bros. board experience and corporate governance expertise

"The opportunity to create value at Farmer Bros. is tremendous. One of the keys to value creation at Farmer Bros. is improving the Company's capital allocation discipline. If the Board and management institute a focus on return on invested capital when making capital allocation decisions, then there is no reason why Farmer Bros. cannot return to being fully valued and also begin to return capital to shareholders."

John Samore, Jr., Save Farmer Bros. Nominee



Jennifer Gonzalez Yousef – Improving Sales Growth



Experience

- Current Senior Group Manager, Industry Relations at WNS (Holdings) Limited

- Former Human Capital Analyst at Deloitte Consulting LLP

Ms. Yousef will bring to the Board her deep knowledge of strategy, process improvement, information technology, project management, recruiting, compensation, contract negotiation, employee relations and training, operations management, marketing and consumer branding experience and global sourcing

"Sales is the lifeblood of companies like Farmer Bros. A number of things must occur in order to improve sales growth at the Company, including improving the morale of the salesforce in order to retain top talent, anticipating and understanding the demands of customers and differentiating the Farmer Bros. brand from the competition in both product and service."

Jennifer Gonzalez Yousef, Save Farmer Bros. Nominee





Appendix

glassdoor

---

Sep 12, 2016

 ### "MANAGERIAL"

★★★☆☆ ▼   Former Employee - Anonymous Employee in Artesia, CA

🟥 Disapproves of CEO

I worked at Farmer Bros. (More than 5 years)

Pros
great people, pay and benefits are good

Cons
Top Management focus on increasing their salaries not on employee morale

---

Apr 11, 2016   Helpful (2)

 ### "a shrinking business"

★☆☆☆☆ ▼   Former Employee - Anonymous Employee in Portland, OR

🟥 Doesn't Recommend   🟥 Negative Outlook   🟥 Disapproves of CEO

I worked at Farmer Bros. full-time

Pros
Generally interesting and fun work with a decent paycheck. Room to decide projects, but often work goes unused, unnoticed, unappreciated and is ultimately fruitless other than personal growth and experience.

Cons
Poor and under qualified oversight. lazy work environment, culture of mediocrity, cronyism. The paycheck is decent, but there is no opportunity to advance. There is some if you are a yes-man, but you will never really get anywhere. Performance reviews encourage just average effort.

Advice to Management
If you want to be trusted your actions must support your messages. Stop making false promises or outright lying. It is absurd and no one believes it anyways.

Sep 16, 2016

"Not Hard Work, Just Lots of It"

★★★☆☆ ▼   Current Employee - Anonymous Employee

🟥 Doesn't Recommend   🟨 Neutral Outlook

I have been working at Farmer Bros. full-time (More than 10 years)

Pros
Company Car, 401k, Stock Options, the standard fare. FB is hoping to change for the better, slowly adopting current technologies and sales methods to become a leader once again in the industry.

Cons
Antiquated Technology, Non-existent CRM, Limited Tools. If you thrive in an environment where success rises and falls on your own efforts without much in the way of support, FB is the place for you.

Advice to Management
Re-evaluate approach to sales, from incentive programs to the DSD business model.

May 12, 2016   Helpful (2)

 ### "Fbc"

★★★☆☆ ▼   Current Employee - Administrative Assistant in Torrance, CA

🟥 Doesn't Recommend   🟩 Positive Outlook

I have been working at Farmer Bros. full-time (More than 10 years)

Pros
A nice place to work at, like a family.

Cons
Company moving out of state after all these years

Advice to Management
Your losing a lot of good people on this move



Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm as of September 28, 2016

glassdoor

Feb 27, 2016
Helpful (3)

"Great company. Prioritizing is a problem"

★★ ▼ Current Employee - RSR Route Sales Representative in Chicago, IL

🟥 Doesn't Recommend   🟨 Neutral Outlook   🟨 No opinion of CEO

I have been working at Farmer Bros. full-time (More than 3 years)

Pros
The company is very relaxed, and I love that. Management, from what I have experienced, is also relaxed.

Cons
There is never any urgency when it comes to equipment, marketing items, and expendables. It becomes very tiring when you have to tell the customer over and over again that their requested items are not yet in (for months at a time.) Installs for new accounts takes to long, receiving marketing takes to long, processing new accounts takes to long, and again there is no real urgency when there is an urgent matter at hands. Communication between branches could also be better. I love this company, and I hope that the transition from Torrance to Houston is for the better, but as of late the direction of the company is unknown. The new management change has been hard, and it has made all the topics above that I have said even harder. There are a lot of hard working employees currently working for Farmer Brothers that are being strained and held back from performing their job to the fullest.

Show Less

Advice to Management
Take care of your employees. We want to expand and grow, we really do, but there is so many limitations that are holding us back.

Jan 6, 2016
Helpful (1)

"Good place to work for now."

★★★ ▼ Current Employee - Class A Truck Driver in Oklahoma City, OK

🟥 Doesn't Recommend   🟨 Neutral Outlook   🟩 Approves of CEO

Pros
Excellent mid-management and co-workers. Free coffee in the break rooms. The coffee is THE BEST!! Discounts on coffee to buy and take home.

Cons
Closing down the transportation department is not a good idea. They are outsourcing the work and all product and equipment which must be returned to the distribution centers will imperatively be returned by LTL carriers. This will be extremely costly. It will cost more to do this than it will to continue on with a new contract with the current unionized drivers. The branches will not be serviced in a timely manner and damages will increase.

Show Less

Advice to Management
This the way the founder did about transportation. Stop trying to fool yourselves into thinking that you are wiser than he. The settlements you will need to make with the future court costs relating to your unfair labor charges will also have a negative impact on your bottom line.

Mar 29, 2016
Helpful (1)

"Review of Farmer Brothers"

★★★ ▼ Former Employee - Director of Cost Accounting in Moreno Valley, CA

🟥 Doesn't Recommend   🟨 Neutral Outlook

I worked at Farmer Bros. full-time (More than a year)

Pros
Discount on Coffee, nice people.

Cons
Poor management along with bad moral.,

Advice to Management
Cleanup your act.



Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm as of September 28, 2016

glassdoor

Nov 8, 2015 — Helpful (4)

"Culture?"

★☆☆☆☆ ▼ Current Employee - Anonymous Employee

■ Doesn't Recommend   ■ Negative Outlook   ■ Disapproves of CEO

I have been working at Farmer Bros. full-time

Pros
A lot of really good people work here. Many employees have lost their jobs as the Company has relocated their corporate office.

Cons
The company talks a lot about changing the culture...From what I've seen, this is a lot of talk without any action from the CEO. The CEO has not yet made the move to the new location and he does not even honor the better policies from the 'old' culture.

Advice to Management
Stop talking and take positive actions! Walk the talk! Shoot straight with employees and try to understand the talent within the organization (there are 'A' Players and many 'C-' (at best) employees.

Sep 29, 2015 — Helpful (2)

"Accounts Payable"

★★★★★ ▼ Former Employee - Accounts Payable in Torrance, CA

■ Recommends   ■ Negative Outlook   ■ Approves of CEO

Pros
Good invironment,paying on time all the vendors.

Cons
When they give us a short notice that the board of directors decide to relocate the business to other States.

Advice to Management
When they make plans to do something about the business give sometimes employee a advance notice.

Sep 18, 2015 — Helpful (6)

"No value to employees"

★☆☆☆☆ ▼ Former Employee - Anonymous Employee in Torrance, CA

■ Doesn't Recommend   ■ Negative Outlook   ■ Disapproves of CEO

I worked at Farmer Bros. full-time (More than 5 years)

Pros
Farmer brothers was once an enjoyable place to work with good morale and value placed on its employees. The compensation packages and overall work life balance was above average.

Cons
After HQ closure was announced, the company turned its back on all long term employees in Torrance. People no longer mattered, it just all became about what was coming soon, not what had been. And for a 100 year old company, the legacy, and dedicated employees should not have been ignored. Management seems only in it for themselves.

Jul 28, 2015 — Helpful (4)

"get feet wet & move on"

★★★★☆ ▼ Former Employee - Anonymous Employee in Torrance, CA

■ Approves of CEO

I worked at Farmer Bros. (Less than a year)

Pros
pretty laid back. lots of employee gatherings, for birthday and/or cultural holiday. unlimited coffee/tea/slushy & tastings. allowed to buy from company score at wholesale price

Cons
tedious work, whatever your job description is it's exactly what you'll bne doing day in and day out. no room for growth or learning curbe. most who are in management positions are because they knew somebody, though they themselves don't know how to manage.

Advice to Management
truly screen management-managers & supervisors & listen to HR & exit interviews. They will tell you A LOT about certain managers

---



Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm as of September 28, 2016

glassdoor

Aug 11, 2015   Helpful (3)

"Accounting"

★★☆☆☆ ▼   Current Employee - Anonymous Employee in Torrance, CA

■ Doesn't Recommend   ■ Disapproves of CEO

Pros
Okay benefits for health and dental.

Cons
Hard to grow within the company, employees are not valued as they should.

Advice to Management
Better options to apply to different departments without department management approval. If there is an opening with a different department, employee should have the right to apply it without asking permission for it.

Aug 24, 2015   Helpful (5)

"Difficult Environment"

★☆☆☆☆ ▼   Former Employee - Employee in Torrance, CA

■ Doesn't Recommend   ■ Negative Outlook   ■ Disapproves of CEO

I worked at Farmer Bros. full-time (More than a year)

Pros
Free coffee...for now at least.

Cons
Low morale. HQ is moving out of state so everyone is losing their jobs soon.

Advice to Management
Keep employees in the loop.

Jul 17, 2015   Helpful (2)

"Farmer Bros. Review"

★★★☆☆ ▼   Current Employee - Anonymous Employee

■ Neutral Outlook   ■ No opinion of CEO

Pros
There is Longevity and Stability working with this company.

Cons
Not much on the job training; most things are learned as you go.

Advice to Management
Keep employee more informed.

May 28, 2015   Helpful (3)

"Route sales"

★★★☆☆ ▼   Current Employee - Route Sales in Los Angeles, CA

■ Recommends   ■ Positive Outlook   ■ Disapproves of CEO

I have been working at Farmer Bros. (More than 10 years)

Pros
Good pay, good products, company with good history

Cons
Rigid, management has extremely high expectations, work like and dog and then turn around and every year expect you to do MORE work more more never ends constantly moving the goal line,



glassdoor

May 6, 2015 Helpful (9)

"Worst morale"

★★☆☆☆ Current Employee - Office in Torrance, CA

Doesn't Recommend | Negative Outlook | Disapproves of CEO

I have been working at Farmer Bros. full-time (More than 3 years)

Pros
for the most part, there are some genuinely cool people and you get the benefits expected of any corporation. Work-life balance is decent.

Cons
Complete lack of transparency within the organization and within departments. Nobody knows what's going on and it's hard to trust senior management. There are some departments where people are completely incompetent and you never hear back from them. HR is a complete joke. Nobody trusts them or take them seriously. If you have a problem you really have no one to talk to because your supervisor is not going to help.

Advice to Management
be more transparent to your employees. Tell them where the company is headed to know that headquarters is moving out of state. This was a very rude awakening and horrible betrayal to personnel. It's no wonder that morale is so low and everyone is unhappy!

Feb 10, 2015 Helpful (1)

"an ok-experience, but not the best place to work for a long time"

★★★☆☆ Current Employee - Marketing Coordinator in Torrance, CA

Doesn't Recommend | Neutral Outlook | Disapproves of CEO

I have been working at Farmer Bros. full-time (More than 3 years)

Pros
stable work environment, good benefits

Cons
buerocracy, corporate culture, old-school business thinking.

Advice to Management
adaptation of modern office culture, embrace sustainable measures

Mar 19, 2015 Helpful (3)

"Good pay, lousy leadership"

★★☆☆☆ Current Employee - Anonymous Employee

Doesn't Recommend | No opinion of CEO

I have been working at Farmer Bros. full-time (More than 3 years)

Pros
I really like my co-workers and the job itself is not strenuous and basically easy. I have had less paying jobs that required a great amount of physical labor ,but at my location there are employees in their upper 60's that are still working.

Cons
No time off and if you take a day off it is held against you. You have to be there five years before you can take a single day off with pay. Unbelievable. Very unorganized and if an operator doesn't supervise them self then of course they are to blame. You really can't win.

Advice to Management
Put on your big boy pants and learn how to lead not find fault with everything!

Nov 4, 2014 Helpful (1)

"Your Dedication Matters"

★★★☆☆ Former Employee - Anonymous Employee

Doesn't Recommend | Neutral Outlook | No opinion of CEO

I worked at Farmer Bros. full-time (More than 5 years)

Pros
Great people and exciting opportunities to work with foodservice products. You are only limited by how much you give back to the work. Different work everyday, new opportunities to grow the company.

Cons
Very political environment - need to stay on your toes to stay ahead and out of the weeds.



Save Farmer Bros.

Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm as of September 28, 2016

glassdoor

Sep 17, 2014   Helpful (2)

"Misery"

★☆☆☆☆ ▼   Former Employee - Route Sales in Fresno, CA

🟥 Doesn't Recommend

I worked at Farmer Bros. full-time (More than 3 years)

Pros
Great co-workers, work mostly on your own

Cons
many of the management team that I worked with were completely incompetent. lots of stress thrown on the sales team by jr. & middle mngt. The co. is struggling and blames it all on you.

Advice to Management
Really look at who's running your branches

Sep 10, 2014   Helpful (5)

"heath insurance debt due to mishandling from H/R -"

★☆☆☆☆ ▼   Former Employee - Accounts Receivable in Torrance, CA

🟥 Doesn't Recommend

I worked at Farmer Bros. full-time (More than 3 years)

Pros
None. I worked as hard as I could with no appreciation at all. Accounting, 30 cent raise in three years. They pretend to promote within but theydon't. Big named job title .... maybe a dollar more. Disorganized, working like a dog for nothing really.

Cons
sad, heartbreaking ...... $4,000.00 in hospital bills for my baby being born, due to H/R and their health insurance. Five years later......... still in debt.

Advice to Management
apprecaite the employees, give raises.... promote within , in a real way. Realize the people that really work hard.

Jul 16, 2014   Helpful (2)

"Not the best place I have worked"

★★☆☆☆ ▼   Current Employee - Anonymous Employee

🟥 Doesn't Recommend   🟨 Neutral Outlook

I have been working at Farmer Bros. full-time

Pros
Pay is pretty good but expectations are ridiculous. Good discount on coffee and other products.

Cons
No room for growth, upper management is constantly turning and lower level managers are horrible. Benefits are terrible for the amount we pay. Very questionable pay practices of not paying overtime to sales force because they are considered "outside sales" even though they are delivery drivers.

Advice to Management
Hire managers that actually know something about management not just sales

---

Feb 16, 2014   Helpful (2)

"Rough and not much support from management."

★★☆☆☆ ▼   Former Employee - Anonymous Employee

🟥 Doesn't Recommend   🟩 Positive Outlook   🟨 No opinion of CEO

Pros
Flexible working schedule. Company is on a better track to success

Cons
Lack of support from management. Goals of Company were constantly changing, making it difficult to keep up.

Advice to Management
Listen and support employees



glassdoor

Nov 16, 2013 Helpful (2)

"Old school, management treats workers like crap."

★☆☆☆☆ Current Employee - Sales

Doesn't Recommend | Neutral Outlook | Approves of CEO

I have been working at Farmer Bros. full-time (More than 3 years)

Pros
Decent pay & benefits, weekends off,

Cons
Little room to advance, LONG hours and hard work.No support from peers.

Advice to Management
Support your employees, be proactive and not blaming workers for all problems.

Oct 19, 2013 Helpful (2)

"What started as a job i loved to do,developed into something unfulfilling"

★★★★☆ Former Employee - Outside Sales Representative in El Paso, TX

Doesn't Recommend | Negative Outlook | No opinion of CEO

I worked at Farmer Bros. full-time (More than 10 years)

Pros
A solid company that has been around for over 100 years. Benefits are superb along with salary and commission i was able to make new customer and friends the 200 customers i maintained along the way

Cons
12 hour days, unable to take PDO's upon request i believe this was the managers personal idea so that he wouldnt have to work harder and our/my customers for granted

Advice to Management
Be a leader dont be a Boss



Oct 13, 2015

"Manager"

★★★★☆ Current Employee - Anonymous Employee in Calif City, CA

Recommends | Neutral Outlook

I have been working at Farmer Bros. full-time (More than 10 years)

Pros
Good people, good pay and conditions, quality products and a positive working environment make FB a great place to work in management

Cons
Below management level, the structure is very 1970's. Lack of quality marketing makes brand awareness an uphill struggle

Save Farmer Bros.

Source: www.glassdoor.com/Reviews/Farmer-Bros-Reviews-E1390.htm as of September 28, 2016

Contact Information



Investors:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(877) 796-5274
info@okapipartners.com





This presentation with respect to Farmer Bros. Co. ("Farmer Bros." or, the "Company") is for general informational purposes only, is not complete and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Carol Farmer Waite, and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

Ms. Waite has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by Ms. Waite. Ms. Waite currently beneficially owns shares of the Company's common stock. It is possible that there will be developments in the future that cause Ms. Waite, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of her shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Ms. Waite reserves the right to take any actions with respect to her investment in the Company as she may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Ms. Waite recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Ms. Waite's conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Ms. Waite concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by Ms. Waite, her affiliates, her and their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Ms. Waite, her affiliates and her and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

Ms. Waite's views and opinions expressed in this report are current as of the date of this report, and are subject to change. Ms. Waite reserves the right to change any of her opinions expressed herein at any time, but she disclaims any obligation to update this presentation for any changes in her views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any investment. Past performance is not indicative of future results. Ms. Waite has received no compensation for the production of the research/presentation.

Persons affiliated with Ms. Waite have invested in common stock of Farmer Bros. It is possible that there will be developments in the future that cause Ms. Waite to change her position regarding Farmer Bros. Ms. Waite may buy, sell, cover or otherwise change the form of its investment for any reason. The affiliates of Ms. Waite may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Ms. Waite's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

This presentation does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. Ms. Waite, Thomas Mortensen, John Samore, Jr. and Jennifer Gonzalez Yousef (collectively, "Save Farmer Bros."), intend to file preliminary proxy statements and accompanying proxy cards with the SEC to be used to solicit votes for the election of its slate of director nominees at the 2016 annual meeting of stockholders of the Company.

SAVE FARMER BROS. STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be the Carol L. Waite Trust, Tom Mortensen, John Samore, Jr., Jennifer Gonzalez-Yousef, 1964 Jeanne Ann Farmer Grossman Trust (the "JAF Trust"), 1964 Richard Francis Farmer Trust (the "RAF Trust"), 1964 Roy Edward Farmer Trust (the "Roy E Trust"), 1964 Carol Lynn Farmer Waite Trust (the "1964 Carol Waite Trust"), 1969 Roy Edward Farmer Trust (the "1969 Roy E Trust"), 1969 Jeanne Ann Farmer Trust (the "1969 JAF Trust"), 1969 Richard Francis Farmer Trust (the "1969 RAF Trust"), 1969 Carol Lynn Farmer Waite Trust (the "1969 Carol Waite Trust"), 1969 Roy F. Farmer Trust, 1969 Emily Marjorie Farmer Trust (the "1969 Emily Farmer Trust"), 1972 Roy Edward Farmer Trust (the "1972 Roy E Trust"), 1972 Carol Lynn Farmer Waite Trust (the "1972 Carol Waite Trust"), 1972 Jeanne Anne Farmer Grossman Trust (the "1972 JAF Trust"), 1972 Richard Francis Farmer (the "1972 RAF Trust"), 1972 Roy F. Farmer Trust, 1972 Emily Marjorie Farmer Trust (the "1972 Emily Farmer Trust"), 1987 Roy F. Farmer Trust I, (the "1987 I Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust II (the "1987 II Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust III (the "1987 III Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust IV, (the "1987 IV Roy F. Farmer Trust"), 1988 Roy F. Farmer Trust I, Farmer Insurance Trust (the "Farmer Insurance Trust"), 1984 Jonathan Michael Waite Trust (the "1984 Jonathan Trust"), The 2012 Waite Trust, 2012 Grossman Irrevocable Trust (the "2012 Grossman Trust"), Ms. Waite, Austin Waite, Emily Waite, Jonathan Michael Waite, Suzanna Waite, Scott Grossman, Brett Grossman, and Brynn Grossman.

As of the date hereof, the participants beneficially own 4,437,584 shares of common stock, $1.00 par value per share, of the Company (the "Common Stock"). As of the date hereof, Ms. Waite, directly owns beneficial owner of 3,832,964 shares of Common Stock, of which Ms. Waite holds (i) sole voting and dispositive power related to 1,355,236 shares and (ii) shared voting and dispositive power related to 2,477,728 shares of Common Stock. As of the date hereof, the Carol L. Waite Trust directly beneficially owns 937,250 shares of Common Stock. As of the date hereof, the JAF Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the RAF Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the Roy E. Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the 1964 Carol Waite Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the 1969 Roy E Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 JAF Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 RAF Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Carol Waite Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Roy F. Farmer Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Emily Farmer Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1972 Roy E Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Carol Waite Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 JAF Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 RAF Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Roy F. Farmer Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Emily Farmer Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1987 I Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 II Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 III Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 IV Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1988 Roy F. Farmer Trust I directly beneficially owns 6,060 shares of Common Stock. As of the date hereof, the Farmer Insurance Trust directly beneficially owns 303,158 shares of Common Stock. As of the date hereof, the 1984 Jonathan Trust directly beneficially owns 6,030 shares of Common Stock. As of the date hereof, the 2012 Grossman Trust directly beneficially owns 417,986 shares of Common Stock. As of the date hereof, the 2012 Waite Trust directly beneficially owns 340,000 shares of Common Stock. As of the date hereof, Austin Waite directly beneficially owns 50 shares of Common Stock. As of the date hereof, Emily Waite directly beneficially owns 50 shares of Common Stock. As of the date hereof, Jonathan Michael Waite, as the trustee for the 2012 Waite Trust, may be deemed to beneficially own the 340,000 shares of Common Stock owned by the 2012 Waite Trust. As of the date hereof, Suzanna Waite directly beneficially owns 500 shares of Common Stock. As of the date hereof, Scott Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Brett Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Brynn Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Mr. Mortensen, directly owns 6,392 shares of Common Stock. As of the date hereof, Mr. Samore does not directly or indirectly own any shares of Common Stock. As of the date hereof, Ms. Yousef does not directly or indirectly own any shares of Common Stock.